Filed pursuant to Rule 433
Registration File No. 333-228500

Supplementing the Preliminary Prospectus
Supplement dated February 11, 2020
(To Prospectus dated November 20, 2018)

Oshkosh Corporation

Pricing Term Sheet

$300,000,000 3.100% Senior Unsecured Notes due 2030

Issuer:	Oshkosh Corporation

Ratings (Moody’s/S&P/Fitch)*:	Baa3 (Stable)/BBB (Stable)/BBB- (Stable)

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	February 11, 2020

Settlement Date**:	February 26, 2020 (T+10)

Principal Amount:	$300,000,000

Maturity Date:	March 1, 2030

Interest Payment Dates:	March 1 and September 1, commencing on September 1, 2020

Coupon (Interest Rate):	3.100%

Public Offering Price:	99.624% of the principal amount

Yield to Maturity:	3.144%

Spread to Benchmark Treasury:	+155 bps

Benchmark Treasury:	UST 1.75% due November 15, 2029

Benchmark Treasury Price / Yield:	101-13 / 1.594%

Make-Whole Call:

Prior to December 1, 2029 (three months prior to the maturity date of the notes), at the greater of par and the make-whole at a discount rate of Treasury plus 25 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

Par Call:

At any time on or after December 1, 2029 (three months prior to the maturity date of the notes) at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Joint-Book Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	HSBC Securities (USA) Inc. ING Financial Markets LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC

CUSIP/ISIN:	688225 AH4 / US688225AH44

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**It is expected that delivery of the notes will be made against payment therefore on or about February 26, 2020, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). February 17, 2020 (Presidents’ Day) will not be considered a business day for the purposes of this calculation. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle on T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322; J.P. Morgan Securities LLC collect at (212) 834-4533; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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